Exhibit 99.2

Recent Transactions

Reporting Person	Security	Transaction	Date	No. Shares	Price Per Share
BBH*	Class S Units of Beneficial Interest	Purchase	8/14/2026	17,937.22	$11.15
BBH*	Class S Units of Beneficial Interest	Purchase	8/17/2026	89,605.74	$11.16
* On behalf of Client Accounts